
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 3, 2008

Via Facsimile ((404) 685-7058) and U.S. Mail

Robert C. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
1230 Peachtree Street
Promenade II, Suite 3100
Atlanta, GA 30309

> **Re:** **Thomasville Bancshares, Inc.**
> **Amended Schedule 13E-3**
> **File No. 005-78461**
> **Filed November 26, 2008**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 26, 2008**
> **File No. 000-25929**

Dear Mr. Schwartz:

We have reviewed your filings and have the following comments.

Revised Preliminary Proxy Statement

1.   We reissue comment 2 as to the form of proxy.

2.   We reissue comment 3 in which we requested that you **highlight** specific disclosure.

Closing Comments

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions